Filed pursuant to Rule 424(b)(3)

File No. 333-225559

American Beacon Apollo Total Return Fund

Supplement dated May 7, 2021 to the

Prospectus dated October 28, 2020

Upon the recommendation of American Beacon Advisors, Inc. (the “Manager”), the Board of Trustees (the “Board”) of American Beacon Apollo Total Return Fund (the “Trust”) approved a plan to liquidate and terminate the Trust’s sole series of the same name (the “Fund”). After considering information provided by the Manager, the Board concluded that it will no longer be practicable for the Manager to operate the Fund in an economically viable manner. Accordingly, the Board determined that it would be in the best interests of the Fund and its shareholders to liquidate and terminate the Fund. The liquidation date for the Fund is expected to be on or about June 28, 2021 (the “Liquidation Date”).

In anticipation of the liquidation, effective immediately, the Fund is closed to new shareholders.  Due to the liquidation, there will be no further periodic repurchase offers for Fund shares. To prepare for the liquidation of the Fund, Apollo Credit Management, LLC, the sub-advisor to the Fund, will increase the portion of the Fund's assets held in cash and similar instruments in order to pay for the Fund’s expenses and to meet the liquidation requirements. The Fund may no longer be pursuing its investment objective during this transition. The Fund will distribute cash pro rata to all shareholders on or about the Liquidation Date.  This distribution to shareholders may be a taxable event.  Once this distribution of liquidation proceeds is complete, the Fund will terminate.

Your account will be liquidated on or about June 28, 2021. Liquidation proceeds will be delivered in accordance with the existing instructions for your account. No action is needed on your part.

In connection with the liquidation, the Fund may declare taxable distributions of its net investment income and net capital gain in advance of its Liquidation Date. You should consult your tax adviser to discuss the Fund’s liquidation and determine its tax consequences.

For more information, please contact us at 1-833-262-3226. If you purchased shares of the Fund through your financial intermediary, please contact your broker-dealer or other financial intermediary for further details.

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